CONTACT:
MEDIA: Tamra Benjamin
(613) 591-6917, tamra.benjamin@mdsinc.com

INVESTORS: Catherine Love
                              (905) 267-4230, catherine.love@mdsinc.com
For Immediate Release:

MDS Reports First Quarter Fiscal 2010 Financial Results

OTTAWA, CANADA, March 16, 2010 – MDS Inc. (TSX: MDS; NYSE: MDZ), a leading provider of products and services to the global health science markets, today reported financial results and filed its unaudited interim consolidated financial statements and related Management Discussion & Analysis for the three months ended January 31, 2010. In order to simplify our disclosures, we have discontinued the use of non-GAAP measures such as adjusted EBITDA.

As a result of the strategic repositioning announced in September 2009, including the sale of MDS Analytical Technologies and the sale of MDS Pharma Services Early Stage, the Company has reported the results for these businesses as discontinued operations. Continuing operations now focus solely on the MDS Nordion business, as well as Corporate and Other functions.

For the first quarter of fiscal 2010, MDS reported revenues from continuing operations of $46 million, and a loss from continuing operations of $43 million, which includes a $33 million pre-tax restructuring charge, and a basic loss per share from continuing operations of $0.36.  This result compares with revenues from continuing operations of $66 million, income from continuing operations of $3 million, and basic earnings per share from continuing operations of $0.03 in the corresponding quarter in fiscal 2009.

Including discontinued operations for the first quarter of fiscal 2010, MDS reported a loss of $143 million compared with income of $2 million last year.  The current quarter includes an incremental estimated after-tax loss of $50 million related to the sale of MDS Pharma Services Early Stage, which closed on March 5, 2010.  It also includes the current best estimate of proceeds being equivalent to the carrying value on the sale of MDS Analytical Technologies. Management will be finalizing both estimates based on post closing adjustments.

First Quarter Fiscal 2010 Highlights
•
MDS reported revenues from continuing operations of $46 million for the first quarter of 2010, down from revenues of $66 million in the corresponding quarter in fiscal 2009. Excluding the impact of foreign exchange, revenues decreased by 35%.

•
MDS Nordion continues to be adversely impacted by the prolonged shutdown of Atomic Energy of Canada Limited’s (AECL) National Research Universal (NRU) reactor. As a result, operating income in the first quarter of fiscal 2010 for MDS Nordion was $3 million compared to $15 million in the same quarter last year.

•	On January 8, 2010, Steve West became Chief Executive Officer of MDS Inc., and on February 1, 2010, Peter Dans became Chief Financial Officer.
•	On January 29, 2010, MDS completed the divestiture of MDS Analytical Technologies for $641 million in cash including a $9 million reduction related to preliminary working capital adjustments.
•	As of the end of the first quarter of fiscal 2010, MDS had a cash balance of $871 million.

Subsequent to the end of our first quarter of fiscal 2010, the following key events occurred:
•	On February 3, 2010, MDS repaid in full its remaining outstanding senior unsecured notes for $223 million.
•	On February 19, 2010, the Company launched a Substantial Issuer Bid to repurchase up to $450 million of MDS’s Common shares with an anticipated expiry date of March 29, 2010.
•
On March 5, 2010, MDS completed the divestiture of MDS Pharma Services Early Stage for $45 million including $20 million in cash, which based on preliminary adjustments for working capital and other items was reduced to $13 million, a five-year, $25 million principal amount note and certain other minority interests.

•
MDS completed its strategic repositioning and disbanded its Special Committee, however, MDS continues to provide transitional services to the businesses it has sold and the Company will continue to see the effects of the strategic repositioning in its financial results for the next few quarters.

“With the completion of the Company’s strategic repositioning, we are now focused on transitioning the remaining corporate functions to Ottawa, which we expect to be complete by the end of the year,” said Mr. Steve West, Chief Executive Officer, MDS Inc.  “We are encouraged by the growth in radiotherapeutics and sterilization operations in the first quarter of fiscal 2010.”

Continuing Operations
MDS Inc.
	First Quarter

(millions of U.S. dollars)	Q1 2010	Q1 2009	% Change Reported
Revenues	$46	$66	(30%)
Operating (loss) income	$(43)	$1

Continuing operations consist of the MDS Nordion business and Corporate and Other functions, which include finance, information technology, human resources, and certain assets and liabilities expected to be retained by MDS.

MDS Nordion
	First Quarter

(millions of U.S. dollars)	Q1 2010	Q1 2009	% Change Reported
Revenues	$46	$66	(30%)
Operating income	$3	$15	(80%)

Revenues in the first quarter of fiscal 2010 were $46 million, compared with $66 million last year. The reduction in revenue was primarily driven by AECL’s shutdown of the NRU reactor in May 2009 and higher revenues reported in the first quarter of 2009 due to competitor supply disruptions.  MDS Nordion’s results were positively impacted by strength in its radiotherapeutics operations, largely driven by TheraSphere®, a targeted liver cancer treatment, as well as increased cobalt volumes. Operating income was $3 million compared to $15 million in the same quarter last year, as the impact of lower revenues was partially offset by productivity and the year-over-year change in the fair value of embedded derivatives. During the current quarter, operating income included $2 million of restructuring charges related to accelerated vesting of stock-based compensation awards associated with the Company’s strategic repositioning.

Corporate and Other
	First Quarter

(millions of U.S. dollars)	Q1 2010	Q1 2009	% Change Reported
Operating loss	$(46)	$(14)	(229%)

Included in operating income is selling, general and administration (SG&A) expenses in the first quarter of fiscal 2010 of $11 million which was unchanged from last year. Lower compensation costs, due to workforce reductions and cost-control initiatives, were offset by the negative impact of foreign exchange and increased professional fees. During the current quarter, operating income included $31 million in restructuring charges related to the Company’s closure of its Toronto, Canada office and the accelerated vesting of stock-based compensation awards.

Discontinued Operations

	First Quarter

(millions of U.S. dollars)	Q1 2010	Q1 2009
Loss from discontinued operations, net of income taxes	$(100)	$(1)

As a result of the Company’s ongoing strategic review process, on January 29, 2010, MDS completed the sale of its MDS Analytical Technologies business, and on March 5, 2010, completed the sale of its MDS Pharma Services Early Stage business.

In the first quarter of fiscal 2010, MDS recorded a loss of $100 million from discontinued operations, net of income taxes, which includes operating results from MDS Analytical Technologies and MDS Pharma Services. The Company recorded an additional $50 million after-tax estimated loss on the sale of the MDS Pharma Services Early Stage business, resulting in a total estimated loss of $63 million. MDS Pharma Service Early Stage also reported a $32 million operating loss primarily as a result of operating performance and a $12 million asset impairment charge.  In addition, a $23 million make-whole payment was accrued in relation to the repayment of the Company’s senior unsecured notes.  The results of the first quarter of fiscal 2009 included a $1 million loss from MDS Analytical Technologies and breakeven from MDS Pharma Services.

Additional background materials pertaining to the new strategic direction for MDS Inc. can be found on MDS Inc.’s Website at http://www.mdsinc.com/strategic_repositioning_of_mds/index.asp.

Conference Call
MDS will hold a conference call today at 9:30 a.m. EST to discuss first quarter 2010 results. This call will be Webcast live at www.mdsinc.com, and be available in archived format at www.mdsinc.com/news_events/webcasts_presentations.asp after the call.

About MDS Inc.
MDS Inc. (TSX: MDS; NYSE: MDZ) is a global health science company that provides market-leading products and services used for the prevention, diagnosis and treatment of disease. We are a leading provider of innovative technologies for use in medical imaging and radiotherapeutics, and sterilization technologies benefiting the lives of millions of people in more than 65 countries around the world.  Our products and services are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. MDS has more than 850 highly skilled people in five locations. Find out more at www.mdsinc.com or www.mdsnordion.com.

Caution Concerning Forward-Looking Statements
This document contains forward-looking statements. Some forward-looking statements may be identified by words like “believes”, “expects”, “anticipates”, “plans”, “intends”, “indicates”, “estimates” “projects” or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. MDS’s actual results could differ materially from those expressed in the forward-looking statements due to these risks and a number of other factors, including, but not limited to, management of operational risks, obligations retained and projected adjustments related to the sale of MDS Analytical Technologies and MDS Pharma Services’ Early Stage and their success as ongoing businesses, or at all; the fact that our operations will be substantially reduced as a result of the sale of businesses; liabilities that we will retain from the businesses sold; successful implementation of structural changes, including restructuring plans; our ability to complete other strategic transactions and to execute them successfully; technical or manufacturing or distribution issues, the competitive environment for MDS’s products and services, the degree of market penetration of its products and services, the ability to secure a reliable supply of raw materials, the impact of our clients’ exercising rights to delay or cancel certain contracts, the strength of the global economy, the stability of global equity markets, the availability and cost of financing, the impact of the movement of the U.S. dollar relative to other currencies, particularly the Canadian dollar and the euro, uncertainties associated with critical accounting assumptions and estimates, and other factors set forth in reports and other documents filed by MDS with Canadian and U.S. securities regulatory authorities from time to time, including MDS’s quarterly and annual MD&A, Annual Information Form, and Annual Report on Form 40-F for the fiscal year ended October 31, 2009 filed with the U.S. Securities & Exchange Commission.

SOURCE: MDS